

Mail Stop 3561

October 31, 2016

Via E-mail
Thomas W. Emrey
Chief Financial Officer
DineEquity, Inc.
450 North Brand Boulevard
Glendale, California 91203-1903

>   **Re: DineEquity, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 24, 2016**
>   **File No. 001-15283**

Dear Mr. Emrey:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Melissa Raminpour

                                    Melissa Raminpour
                                    Branch Chief
                                    Office of Transportation and Leisure